Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel (212) 259-8000 fax (212) 259-6333

March 26, 2012

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Illumina, Inc.
Definitive Additional Materials
Filed March 19, 2012
File No. 1-35406

Dear Ms. Kim:

On behalf of our client, Illumina, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 20, 2012, to Frederick W. Kanner of Dewey & LeBoeuf LLP with respect to the filing referenced above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Definitive Additional Material

1.	We note that you have included non-GAAP earnings per share (EPS) information. Please revise or advise us as to the consideration given to whether this non-GAAP financial measure would require additional disclosure pursuant to Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K. Please refer to Question 102.05, Non- GAAP Financial Measures section of the Division’s Compliance and Disclosure Interpretations. We may have additional comments after we review your response.

The Company has revised the definitive additional materials according to the Staff’s Comment 1. Please see the second page of the letter to stockholders and Annex A.

Dewey & LeBoeuf LLP is a New York limited liability partnership.

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March 26, 2012

2.	Please revise or supplementally provide us with support for the statement that Illumina has generated a 1,129% return for its stockholders over the ten-year period ending January 2012.

The Company has provided documents in response to the Staff’s Comment 2 supporting the statement that Illumina has generated a 1,129% return for its stockholders over the ten-year period ending January 2012. Please refer to the attached Exhibit A which includes supporting information compiled by the Company from Thompson Reuters data, showing the stock price appreciation of Illumina stock and the S&P 500 Index in each month from January 2002 through January 2012. In addition, please see the pages from Yahoo! Finance, attached as Exhibit B, highlighting the historical closing prices of Illumina stock and the S&P 500 Index on January 31, 2002 and January 31, 2012.

3.	We note the statement that “if successful, Roche’s scheme would remove our CEO and three independent, experienced and highly qualified directors;” however, Roche is not proposing to remove any directors. Please revise.

The Company has revised the definitive additional materials according to the Staff’s Comment 3. Please see the last page of the letter to stockholders.

*        *        *

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or if the Staff has further comment, please call Frederick W. Kanner (tel: 212-259-7300) or Eric Blanchard (tel: 212-259-6016) of Dewey & LeBoeuf LLP.

Sincerely,

/s/ Frederick W. Kanner
Frederick W. Kanner

cc:	Illumina, Inc.
Christian G. Cabou

Exhibit A

STOCK PRICE APPRECIATION
ILMN	S&P 500	DATE	ILMN	S&P 500
100	100	Jan-02	4.22	1,130.20
81.27962085	97.92338	Feb-02	3.43	1,106.73
112.0853081	101.521	Mar-02	4.73	1,147.39
99.52606635	95.28579	Apr-02	4.20	1,076.92
75.82938389	94.42046	May-02	3.20	1,067.14
79.62085308	87.57919	Jun-02	3.36	989.82
52.8436019	80.66006	Jul-02	2.23	911.62
46.68246445	81.0538	Aug-02	1.97	916.07
40.75829384	72.13591	Sep-02	1.72	815.28
48.34123223	78.37197	Oct-02	2.04	885.76
59.24170616	82.84463	Nov-02	2.50	936.31
39.81042654	77.8464	Dec-02	1.68	879.82
35.5450237	75.71226	Jan-03	1.50	855.70
28.67298578	74.42488	Feb-03	1.21	841.15
26.77725118	75.04689	Mar-03	1.13	848.18
23.69668246	81.129	Apr-03	1.00	916.92
40.99526066	85.25836	May-03	1.73	963.59
33.17535545	86.22368	Jun-03	1.40	974.50
36.25592417	87.62254	Jul-03	1.53	990.31
42.65402844	89.18864	Aug-03	1.80	1,008.01
63.27014218	88.12334	Sep-03	2.67	995.97
71.80094787	92.96673	Oct-03	3.03	1,050.71
81.27962085	93.62945	Nov-03	3.43	1,058.20
83.6492891	98.38259	Dec-03	3.53	1,111.92
103.7914692	100.0823	Jan-04	4.38	1,131.13
80.33175355	101.3042	Feb-04	3.39	1,144.94
88.86255924	99.64697	Mar-04	3.75	1,126.21
89.09952607	97.97381	Apr-04	3.76	1,107.30
75.11848341	99.15767	May-04	3.17	1,120.68
74.88151659	100.9414	Jun-04	3.16	1,140.84
61.13744076	97.48009	Jul-04	2.58	1,101.72
68.2464455	97.70306	Aug-04	2.88	1,104.24
69.90521327	98.61794	Sep-04	2.95	1,114.58
76.30331754	100	Oct-04	3.22	1,130.20
90.04739336	103.8595	Nov-04	3.80	1,173.82
112.3222749	107.2306	Dec-04	4.74	1,211.92

114.6919431	104.5187	Jan-05	4.84	1,181.27
98.1042654	106.4944	Feb-05	4.14	1,203.60
95.73459716	104.4585	Mar-05	4.04	1,180.59
116.3507109	102.358	Apr-05	4.91	1,156.85
124.4075829	105.4238	May-05	5.25	1,191.50
142.8909953	105.4088	Jun-05	6.03	1,191.33
132.7014218	109.2001	Jul-05	5.60	1,234.18
144.549763	107.9747	Aug-05	6.10	1,220.33
151.8957346	108.725	Sep-05	6.41	1,228.81
184.3601896	106.7961	Oct-05	7.78	1,207.01
186.7298578	110.5539	Nov-05	7.88	1,249.48
167.0616114	110.4486	Dec-05	7.05	1,248.29
254.028436	113.2614	Jan-06	10.72	1,280.08
301.4218009	113.3127	Feb-06	12.72	1,280.66
281.5165877	114.5664	Mar-06	11.88	1,294.83
374.6445498	115.9627	Apr-06	15.81	1,310.61
323.6966825	112.3775	May-06	13.66	1,270.09
351.4218009	112.3872	Jun-06	14.83	1,270.20
452.8436019	112.9588	Jul-06	19.11	1,276.66
399.0521327	115.3619	Aug-06	16.84	1,303.82
391.4691943	118.1959	Sep-06	16.52	1,335.85
520.8530806	121.92	Oct-06	21.98	1,377.94
455.450237	123.9276	Nov-06	19.22	1,400.63
465.8767773	125.4911	Dec-06	19.66	1,418.30
483.8862559	127.2554	Jan-07	20.42	1,438.24
398.1042654	124.4753	Feb-07	16.80	1,406.82
347.1563981	125.7176	Mar-07	14.65	1,420.86
386.7298578	131.16	Apr-07	16.32	1,482.37
386.7298578	135.4291	May-07	16.32	1,530.62
481.042654	133.0163	Jun-07	20.30	1,503.35
539.8104265	128.7622	Jul-07	22.78	1,455.27
572.2748815	130.4185	Aug-07	24.15	1,473.99
614.6919431	135.0867	Sep-07	25.94	1,526.75
665.4028436	137.089	Oct-07	28.08	1,549.38
684.8341232	131.0511	Nov-07	28.90	1,481.14
702.1327014	129.9204	Dec-07	29.63	1,468.36
754.7393365	121.974	Jan-08	31.85	1,378.55
858.056872	117.734	Feb-08	36.21	1,330.63
899.2890995	117.0324	Mar-08	37.95	1,322.70
922.7488152	122.5969	Apr-08	38.94	1,385.59
929.8578199	123.9055	May-08	39.24	1,400.38
1032.227488	113.2543	Jun-08	43.56	1,280.00
1104.739336	112.1377	Jul-08	46.62	1,267.38
1020.379147	113.5047	Aug-08	43.06	1,282.83
960.4265403	103.1994	Sep-08	40.53	1,166.36
730.5687204	85.71492	Oct-08	30.83	968.75
521.563981	79.29924	Nov-08	22.01	896.24
617.2985782	79.91948	Dec-08	26.05	903.25
648.3412322	73.07379	Jan-09	27.36	825.88
742.4170616	65.0407	Feb-09	31.33	735.09
882.464455	70.59547	Mar-09	37.24	797.87
885.07109	77.22615	Apr-09	37.35	872.81
869.9052133	81.32543	May-09	36.71	919.14
922.7488152	81.34136	Jun-09	38.94	919.32
856.3981043	87.37215	Jul-09	36.14	987.48

835.7819905	90.30437	Aug-09	35.27	1,020.62
1007.109005	93.53035	Sep-09	42.50	1,057.08
760.6635071	91.682	Oct-09	32.10	1,036.19
685.3080569	96.94125	Nov-09	28.92	1,095.63
727.014218	98.66395	Dec-09	30.68	1,115.10
869.4312796	95.01593	Jan-10	36.69	1,073.87
860.6635071	97.72518	Feb-10	36.32	1,104.49
921.8009479	103.4711	Mar-10	38.90	1,169.43
991.2322275	104.9982	Apr-10	41.83	1,186.69
996.2085308	96.3909	May-10	42.04	1,089.41
1031.516588	91.19713	Jun-10	43.53	1,030.71
1062.322275	97.46947	Jul-10	44.83	1,101.60
1016.350711	92.84463	Aug-10	42.89	1,049.33
1165.876777	100.9733	Sep-10	49.20	1,141.20
1286.966825	104.6947	Oct-10	54.31	1,183.26
1424.64455	104.455	Nov-10	60.12	1,180.55
1500.947867	111.2759	Dec-10	63.34	1,257.64
1643.127962	113.7958	Jan-11	69.34	1,286.12
1644.549763	117.4323	Feb-11	69.40	1,327.22
1660.42654	117.3093	Mar-11	70.07	1,325.83
1681.990521	120.6521	Apr-11	70.98	1,363.61
1708.056872	119.0232	May-11	72.08	1,345.20
1780.805687	116.8501	Jun-11	75.15	1,320.64
1479.85782	114.3408	Jul-11	62.45	1,292.28
1234.597156	107.8473	Aug-11	52.10	1,218.89
969.6682464	100.1079	Sep-11	40.92	1,131.42
725.5924171	110.8919	Oct-11	30.62	1,253.30
659.2417062	110.3309	Nov-11	27.82	1,246.96
722.2748815	111.2723	Dec-11	30.48	1,257.60
1228.909953	116.122	Jan-12	51.86	1,312.41

1128.909953	16.122

Exhibit B

ILMN Historical Prices | Illumina, Inc. Stock - Yahoo! Finance http://finance.yahoo.com/q/hp?s=ILMN&a=00&b=31&c=2012&d...

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Fundamental company data provided by **Capital IQ**. Historical chart data and daily updates provided by **Commodity Systems, Inc. (CSI)**. International historical chart data, daily updates, fund summary, fund performance, dividend data and Morningstar Index data provided by **Morningstar, Inc.**

SPX Historical Index Quotes – S&P 500 Index Historical Index Quotes http://www.marketwatch.com/investing/index/SPX/historical I 1 [Enter Symbols or Keywords | SEARCH | Latest News View All | Slide show 6:27p Radio Update: Stocks mixed week, winning day 6:12p Premier Bank becomes 15th U.S failure this year A Century Of D.C. blossoms 6:09p Corzine approved MF Global fund transfer probe This year’s Washington Cherry Blossom March 23, 2012 6:45 PM EDT 606p Festival commemorates the 100th anniversary of Japan donating the trees. New York London Tokyo DOW -34 59 NASDAQ +4.60 S&P 500 +4.33 . Hong Kong’s election In pictures After Closed Closed 13,080.73 +0 27% 3,067.92 +0 15% 1,397.11 +0 31% Home News Viewer Markets Investing Personal Finance Industries Economy/Politics Trading Deck Login Portfolio Alerts Games E*TRADE $3.95 D Ameritrade S&P 500 Index Set Alerts Find a broker Enter Symbol or Keyword GO Add to Portfolio’ SNC:SPX Like 443 OVERVIEW NEWS CHARTS HISTORICAL QUOTES OPTIONS PICKS Market Closed - Mar 23, 2012, 4:32 p.m. Previous close Day low Day high 52 week low 52 week high 1 ,397.11 +4.33 + 0.31% 1,392.78 1.386.87 1.399.18 1,074.77 1,414.00 Volume 570.17m 10a 11a 12p 1p 2p 3p Enter Date:01/31/2012 I Sal Historical quote for: SPX Tuesday, January 31, Closing price: 1,312.41 Open: 1,313.53 High: 1,321.41 Low: 1.306.69 Volume: n/a SNPK is Exploding Sunpeaks Ventures Is The Hottest Stock on The Market Buy it Early I www.smallcapfortunes.con/snpk $3.98 Unlimited Hosting Free Domain. Unlimited MySQL/PHP. Unlimited Space. Scripts Installer. www.Doteasy.com/Services/WebHostng Top 10 Hosting Reviews Web Hosting with Uptime Guarantee, No Fees & Domain Name Included WebHostingSearch.corn MarketWatch.com Enter Symbols or Keywords SEARCH Site Index Company Info MarketWatch on Facebook WSJ.com MarketWatch Community Topics Code of Conduct Like 89k Barron’s Online Financial News Online Help Corrections MarketWatch on Twitter BigCharts WSJ.com Small Business Feedback Advertising Media Kit 420K* followers virtual Stock Exchange FINS: Finance, IT jobs, Sales Jobs Newsroom Roster Advertise Locally All Things Digital Media Archive License our Content Rss Premium Products Broker Center Podcasts Mobile Your Ad Choices Intraday Data provided by SIX Telekurs and subject to terms of use. Historical and current end-of-day data provided by SIX Telekurs. Intraday data delayed per exchange requirements. Dow Jones Indexes (SM) from Dow Jones & Company, Inc. All quotes are in local exchange time. Real time last sale data provided by NASDAQ. More information on NASDAQ traded symbols and their current financial status. Intraday data delayed 15 minutes for Nasdaq, and 20 minutes for other exchanges. Dow Jones IndexesSM from Dow Jones & Company, Inc. SEHK intraday data is provided by SIX Telekurs and is at least 60-minutes delayed. All quotes are in local exchange time. Copyright © 2012 MarketWatch, Inc. All rights reserved. By using this site, you agree to the Terms of Service and Privacy Policy - UPDATED 10/18/2011

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